Atna Appoints New Officers to Management Team

VANCOUVER, BC -- 02/10/2005 -- Atna Resources Ltd. (TSX: ATN) is pleased to announce three new appointments to its management team as the company advances the exploration and development of the Pinson project.

Terry L. Owen has been appointed Vice President, Operations and will primarily be responsible for overall management and coordination of the Pinson gold project in Nevada. Mr. Owen is a proven leader in the development and operation of mining projects. He has over 28 years of experience successfully employing innovative solutions to both small and large mineral resource development projects worldwide. Mr. Owen is a graduate Mining Engineer with a Business Management degree from Harvard Business School.

G. Ross McDonald has been named Chief Financial Officer. Mr. McDonald is a self-employed chartered accountant providing audit and tax services to small and medium-sized businesses that are primarily involved in the mining industry. He is a Director on the Boards of a number of other resource companies and will serve as Atna's CFO on a part-time basis. His extensive public company finance knowledge and years of experience will ensure that Atna meets best practices in terms of financial reporting, internal controls, and corporate governance.

Bonnie Whelan has been appointed Corporate Secretary. Ms. Whelan has over 16 years of experience and expertise in corporate administration, regulatory compliance, financial reporting, and project management in the resource sector.

David Watkins, Atna President and CEO, said "The new appointments bring additional strength to Atna's management team as the company grows and enters an advanced phase of exploration and development at the Pinson project in Nevada."

Teresa Cheng is stepping down as CFO and Corporate Secretary. The Board and Management express their thanks to her 15 years of dedicated service.

Atna is focused on building a successful gold exploration, development, and mining enterprise in Nevada. The company is working on a portfolio of exploration projects, including the Pinson mine, where the completion of a resource estimate is expected before the end of February. Underground exploration and development is scheduled to begin during the second quarter of this year.

For further information, please visit our website, www.atna.com.

Contact:
ATNA RESOURCES LTD.
Deanna McDonald
Geologist & Corporate Communications Manager
Tel: (604) 684-2285
Fax: (604) 684-8887
E-mail: dmcdonald@atna.com